Mail Stop 3628

November 30, 2009

Via U.S. Mail

Douglas Brandon, Esq.
General Counsel and Secretary
12010 Sunset Hills Road, 6th Floor
Reston, Virginia 20190

      Re: **TerreStar Corporation**
              Schedule TO-I of TerreStar Corporation and TerreStar Holdings Inc.
              Filed on November 16, 2009
              File No. 005-42503

Dear Mr. Brandon:

      We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. All references to our "Prior Letter" in this letter refer to our comment letter dated October 20, 2009 with respect to the Schedule TO filed by TSC and Holdings on October 9, 2009. All capitalized terms used in this letter have the meanings given to them in your Offering Memorandum.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   In your response to comment 1 of our Prior Letter, regarding whether TSN should be a filing person on the Schedule TO, you appear to be stating that TSN is not subject to Rule 13e-4 by operation of Rule 13e-4(h)(4). We disagree with your conclusion regarding the applicability of Rule 13e-4 to a tender offer involving

the 6.5% Notes. Please include TSN as a bidder in the current offer (including the necessary disclosure and signature), or provide us with your analysis as to why the 6.5% Notes as Amended should not be deemed to be a new security which you are issuing in exchange for the 6.5% Notes.

2.   We note your response to comment 4 of our Prior Letter. Please file the agreements with EchoStar and Harbinger and disclose the materials terms thereof and the holdings of these two entities. See Item 1005(e) and Item 1016(d) of Regulation M-A.

3.   We note your response to comment 7 of our Prior Letter. Please disclose the information contained in your letter which is responsive to Item 1006(b) of Regulation M-A.

4.   In the final Q&A appearing on page 25, you describe how holders of the Exchange Securities will be the beneficial owners of two classes of TSC preferred stock. However, you do not appear to describe the terms of this TSC preferred stock, nor do you describe the mechanics of this indirect beneficial ownership, particularly as they pertain to the exercise of the "voting, conversion, redemption and other applicable rights" afforded to the holders of the Exchange Securities.

Comparison of Certain Terms of the Original Securities…, page 19

5.   You describe only one material difference between the rights of the Series E Preferred and the rights of the Sub Series G Preferred ("Restrictions on Transfer"). Please confirm that there are no other material differences. Please also tell us why you are not soliciting the consent of the Series E Preferred holder. If you have already obtained this consent, or intend to seek this consent other than by means of the Offering Memorandum, please file the agreements with this holder with respect to the consent, and disclose the materials terms thereof. See Item 1005(e) and Item 1016(d) of Regulation M-A.

Summary Financial Information, page 23

6.   Please include the information required by Item 1010(c)(4)-(5) of Regulation M-A, and provide your analysis as to why pro forma data, as contemplated by Item 1010(c)(6), is not material.

Conditions of the Exchange Offers and Solicitation, page 27

7.   We note your response to comment 14 of our Prior Letter and your revised disclosure in subparagraph (iii) on page 37. Please disclose the particular

documents the negotiation and finalization of which is a condition to the Exchange Offers and Solicitation.

Incorporation of Documents by Reference, page 62

8.   We note your response to comment 19 of our Prior Letter; however, you continue to refer to the incorporation by reference of documents filed subsequent to the date of your Offering Memorandum. The federal securities laws do not authorize incorporation by reference into your offering document of future filings made with the Commission. Revise to indicate that you will amend your offering materials to disclose material changes to the information published, sent or given to security holders, to the extent required.

Exhibit (a)(3) – Letter of Consent

9.   On page 4, you indicate that consents to the 6.5% Notes Amendments may not be revoked after the time at which the Companies have obtained the consent of the holders of a majority in aggregate principal amount of the 6.5% Notes. We refer to comment 1 above. If you determine that the solicitation of consents with respect to the 6.5% Notes Amendments is subject to Rule 13e-4, please revise to indicate that these consents may be withdrawn at any time prior to the Expiration Time. See Rule 13e-4(f)(2)(i).

10.   On page 7, your state that you will make a public announcement of any extension of the consent solicitations "as promptly as reasonably practicable." Please revise, as appropriate, to indicate that you will make the public announcement in a manner consistent with Rule 14e-1(d).

11.   While the Letter of Consent appears to contemplate a holder having an option to consent to either or both of the 6.5% Notes Amendments and the 6.5% Noteholders' Approval, the signature page does not provide a means for a security holder to make this distinction. Please advise, or revise your Letter of Consent.

*   *   *   *   *

Please promptly amend your filing in response to these comments. You should provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the filing persons acknowledging that:

- the filing persons are responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

You may contact me at (202) 551-3503 if you have any questions regarding our comments, or, if you require further assistance, you may call Daniel F. Duchovny, Special Counsel, at (202) 551-3619.

Sincerely,

David L. Orlic
Attorney-Advisor
Office of Mergers and Acquisitions

cc: Via facsimile: (212) 872-1002
        Bruce S. Mendelsohn, Esq.
        Akin Gump Strauss Hauer & Feld LLP